EXHIBIT 99.50

AGREEMENT OF MERGER

This Agreement of Merger is made and entered into as of August 12, 2012 by and among Sun Pharmaceutical Industries Limited, a corporation organized under the laws of India (“Parent”), Alkaloida Chemical Company Exclusive Group Limited (“Alkaloida”), a corporation organized under the laws of Hungary and under the control of Parent, Aditya Acquisition Company Ltd., an Israeli company under the control of Parent and a direct wholly owned subsidiary of Alkaloida (“Merger Sub”), and Taro Pharmaceutical Industries Ltd., an Israeli company (the “Company”).  Certain capitalized terms used but not defined in this Agreement are defined in Exhibit A hereto.

Recitals

A.          Parent and its Affiliates beneficially own, within the meaning of Rule 13d-3 of the Exchange Act, 29,497,933 Company Ordinary Shares representing approximately 66.0% of the issued and outstanding Company Ordinary Shares as of the date hereof and 2,600 Company Founder Shares representing 100% of the outstanding Company Founder Shares as of the date hereof, representing approximately 77.5% of the outstanding voting rights in the Company in the aggregate.

B.           Parent, Alkaloida, Merger Sub, and the Company intend to effect a merger of Merger Sub with and into the Company in accordance with this Agreement and the applicable provisions of Sections 314 through 327 of the Companies Law (the “Merger”).  Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a direct wholly owned subsidiary of Alkaloida.

C.           The board of directors of Merger Sub has (i) determined that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company (as defined in Section 1.1) will be unable to fulfill the obligations of Merger Sub to its creditors and (ii) recommended that the sole shareholder of Merger Sub vote to approve this Agreement, the Merger and the other Contemplated Transactions, and the respective boards of directors of Parent, Alkaloida, and Merger Sub have (i) determined that the Merger is advisable and fair to and in the best interests of their respective companies and shareholders and (ii) approved this Agreement, the Merger and the other Contemplated Transactions.

D.           The board of directors of the Company (the “Board of Directors”) has formed a special committee consisting of the independent members of the Board of Directors (the “Special Committee”) for the purpose of evaluating the Merger and the other Contemplated Transactions and making a recommendation to the Board of Directors with respect thereto, and the Special Committee has determined that the Merger and the other Contemplated Transactions are advisable and fair to and in the best interests of the Company and its shareholders and has recommended that the full Board of Directors approve this Agreement, the Merger and the other Contemplated Transactions (the “Special Committee Recommendation”).

E.           The audit committee of the Company (the “Audit Committee”) has determined that the Merger and the other Contemplated Transactions are advisable and fair to and in the best interests of the Company and its shareholders and has recommended that the full Board of Directors approve this Agreement, the Merger and the other Contemplated Transactions.

F.           The Board of Directors has (i) upon the recommendation of the Special Committee and the Audit Committee, (a) determined that the Merger is advisable and fair and in the best interests of the Company and its shareholders, (b) approved this Agreement, the Merger and the other Contemplated Transactions, (c) authorized and approved the execution and filing of the Merger Proposal (as such term is defined below) and (d) determined to recommend to the shareholders of the Company the approval and adoption of this Agreement, the Merger and the other Contemplated Transactions and (ii) determined that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors.

Agreement

The parties to this Agreement, intending to be legally bound, agree as follows:

SECTION 1.       Description of Transaction.

1.1            Merger of Merger Sub with and into the Company.  Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, and in accordance with Sections 314 through 327 of the Companies Law, Merger Sub (as the target company (Chevrat HaYa’ad)) shall be merged with and into the Company (as the absorbing company (HaChevra HaKoletet)).  As a result of the Merger, at the Effective Time, the separate existence of Merger Sub shall cease and the Company will continue as the surviving corporation in the Merger (the “Surviving Company”).

1.2            Effect of the Merger.  The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the Companies Law.  Pursuant to, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Alkaloida, Merger Sub, the Company or any shareholder of the Company, the Surviving Company will succeed to and assume all of the rights, properties and obligations of Merger Sub and the Company in accordance with the Companies Law.  Following the Merger, the Surviving Company shall: (a) be governed by the laws of the State of Israel; and (b) maintain a registered office in the State of Israel.

1.3            Closing.  The closing of the Merger and the consummation of the other Contemplated Transactions that are to be consummated at the time of the Merger (the “Closing”) shall take place at Meitar Liquornik Geva & Leshem Brandwein, 16 Abba Hillel Rd. Ramat Gan 52506, Israel, or such other place as the parties shall agree, on a date to be designated by Parent, Alkaloida, and the Company (the “Closing Date”), which shall be no later than the third business day after the satisfaction or, to the extent permitted by law, waiver of the last to be satisfied or waived of the conditions set forth in Sections 5 and 6 (other than those conditions which by their nature are to be satisfied at the Closing).

1.4            Effective Time.  Immediately prior to the anticipated Closing Date, the Company and Merger Sub shall notify the Companies Registrar of the State of Israel (the “Companies Registrar”) that the conditions set forth in Sections 5 and 6 have been satisfied or waived and request that the Companies Registrar issue a certificate evidencing the consummation of the Merger in accordance with Section 323(5) of the Companies Law (the “Certificate of Merger”).  The Merger shall become effective upon the issuance of the Certificate of Merger in accordance with the Companies Law (the time the Merger becomes effective being the “Effective Time”). For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the parties that the Merger shall be declared effective and the Certificate of Merger shall be issued concurrently with the Closing but not before the Closing shall have taken place.

1.5            Articles of Association; Memorandum of Association; Directors.  Unless otherwise determined by Parent and Alkaloida prior to the Effective Time, at the Effective Time:

(a)             the Articles of Association of the Surviving Company shall be the same as the Articles of Association of the Company in effect at the Effective Time until thereafter amended in accordance with the Companies Law and such Articles of Association;

(b)             the Memorandum of Association of the Surviving Company shall be the same as the Memorandum of Association of the Company in effect at the Effective Time until thereafter amended in accordance with the Companies Law and such Memorandum of Association; and

(c)             the directors of the Surviving Company immediately after the Effective Time shall be the respective individuals who are the directors of Merger Sub immediately prior to the Effective Time, and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Company, in each case until their respective successors are duly elected or appointed or until the earlier of their death, resignation or removal.

1.6          Effect on Share Capital.

(a)            At the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Alkaloida, Merger Sub, the Company or any shareholder of Parent, Alkaloida, Merger Sub, or the Company:

 (i)           any Company Ordinary Shares held by the Company or any Subsidiary of the Company (or held by the Company as dormant shares (Menayot Redumot)) immediately prior to the Effective Time shall be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefore;

 (ii)           except as provided in clause “(i)” above, all Company Ordinary Shares held by Parent or any of its Affiliates (collectively, the “Excluded Ordinary Shares”) and all Company Founder Shares held by Parent or any of its Affiliates shall not be canceled or surrendered in the Merger and shall continue to remain outstanding;

 (iii)          except as provided in clauses “(i)” and “(ii)” above, and subject to Section 1.6(b), each Company Ordinary Share issued and outstanding immediately prior to the Effective Time shall be converted automatically into the right to receive US$39.50 in cash, without any interest thereon (the “Merger Consideration”);

(iv)          all Company Options shall be treated in accordance with Section 4.5 hereof; and

(v)           each ordinary share, par value NIS 0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(b)           If any Company Ordinary Shares outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other Contract with the Company or under which the Company has any rights, then the Merger Consideration payable in exchange for such Company Ordinary Shares will also be unvested and subject to the same repurchase option, risk of forfeiture or other condition and need not be paid until such time as such repurchase option, risk of forfeiture or other conditions lapses or otherwise terminates.  Prior to the Effective Time, the Company shall ensure that, from and after the Effective Time, Parent and Alkaloida are each entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other Contract.

1.7         Closing of the Company’s Transfer Books.  At the Effective Time: (a) all holders of certificates or book-entry shares representing Company Ordinary Shares, other than Excluded Ordinary Shares, that were outstanding immediately prior to the Effective Time shall cease to have any rights as shareholders of the Company (other than the right to receive the Merger Consideration pursuant to Section 1.6(a)(iii); and (b) the share transfer books of the Company shall be closed with respect to all Company Ordinary Shares, other than the Excluded Ordinary Shares, outstanding immediately prior to the Effective Time.  No further transfer of any Company Ordinary Shares shall be made on such share transfer books after the Effective Time.  If, after the Effective Time, a valid certificate previously representing any Company Ordinary Shares (other than Excluded Ordinary Shares) issued and outstanding immediately prior to the Effective Time (a “Company Share Certificate”) is presented to the Paying Agent (as defined in Section 1.7) or to the Surviving Company, Parent, or Alkaloida, such Company Share Certificate shall be canceled and shall be exchanged as provided in Section 1.7.

1.8          Exchange of Certificates.

(a)           On or prior to the Closing Date, Alkaloida shall select a reputable bank or trust company reasonably acceptable to the Company to act as the paying agent in connection with the Merger (the “Paying Agent”).  As of the Effective Time, Alkaloida shall have deposited with the Paying Agent, in trust for the benefit of the holders of Company Ordinary Shares (other than Excluded Ordinary Shares) immediately prior to the Effective Time, cash in an amount equal to the aggregate consideration payable pursuant to Section 1.6(a).  The cash amount so deposited with the Paying Agent is referred to as the “Payment Fund.”

(b)           As soon as reasonably practicable following the Effective Time, Parent, Alkaloida, and the Surviving Company will cause the Paying Agent to mail to each holder of record of Company Share Certificates: (i) a letter of transmittal in customary form and containing such provisions as Parent or Alkaloida may reasonably specify and that the Company may reasonably approve prior to the Effective Time (including a provision confirming that delivery of Company Share Certificates shall be effected, and risk of loss and title to Company Share Certificates shall pass, only upon delivery of such Company Share Certificates to the Paying Agent); and (ii) instructions for use in effecting the surrender of Company Share Certificates in exchange for the Merger Consideration pursuant to such letter of transmittal.  Upon surrender of a Company Share Certificate to the Paying Agent together with a duly executed letter of transmittal and such other customary documents as may be reasonably required by the Paying Agent, Parent, or Alkaloida or upon receipt by the Paying Agent of an “agent’s message” in the case of book-entry shares of the Company other than those held for the benefit of Parent or any of its Affiliates (“Book-Entry Shares”) (A) the holder of such Company Share Certificate and/or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration multiplied by the number of Company Ordinary Shares formerly represented by the Company Share Certificate and/or Book-Entry Shares; and (B) the Company Share Certificate and/or Book-Entry Shares so surrendered shall be canceled.  If any cash is to be paid to a Person other than the Person in whose name the Company Share Certificate and/or Book-Entry Shares surrendered is registered, it shall be a condition of such payment that the Company Share Certificate and/or Book-Entry Shares so surrendered shall be (in the case of Company Share Certificates) properly endorsed (with such signature guarantees as may be required by the letter of transmittal) or otherwise in proper form for transfer, and that the Person requesting payment shall: (1) pay to the Paying Agent any transfer or other taxes required by reason of such payment to a Person other than the registered holder of the Company Share Certificate and/or Book-Entry Shares surrendered; or (2) establish to the satisfaction of Parent and Alkaloida that such tax has been paid or is not required to be paid.  The exchange procedures shall comply with such procedures as may be required by the Israeli Tax Rulings (as defined in Section 4.3(b)), if obtained, and shall permit Parent and Alkaloida (after consultation with the Company) to require holders of Company Ordinary Shares to provide any information as is reasonably needed to comply with the Israeli Tax Rulings.  Until surrendered as contemplated by this Section 1.8(b), each Company Share Certificate and/or Book-Entry Shares shall be deemed, from and after the Effective Time, to represent only the right to receive cash in an amount equal to the Merger Consideration multiplied by the number of Company Ordinary Shares represented by such Company Share Certificate and/or Book-Entry Shares, without interest thereon and subject to withholding Tax.  If any Company Share Certificate shall have been lost, stolen or destroyed, Parent and Alkaloida may, in their reasonable discretion and as a condition precedent to the delivery of any Merger Consideration, require the owner of such lost, stolen or destroyed Company Share Certificate to provide an appropriate affidavit and to deliver a bond in such sum as Parent and Alkaloida may reasonably direct, as indemnity against any claim that may be made against the Paying Agent, Parent, Alkaloida, the Surviving Company or any affiliated party with respect to such Company Share Certificate.

(c)           Any portion of the Payment Fund that remains undistributed to holders of Company Share Certificates and/or Book-Entry Shares as of nine months after the Closing Date shall be delivered by the Paying Agent to Parent or Alkaloida upon demand, and any holders of Company Share Certificates and/or Book-Entry Shares who have not theretofore surrendered their Company Share Certificates in accordance with this Section 1.8 shall thereafter look only to Parent or Alkaloida for satisfaction of their claims for Merger Consideration, without any interest thereon.

(d)           Each of the Paying Agent, Parent, Alkaloida, and the Surviving Company shall be entitled to deduct and withhold from any consideration payable pursuant to this Agreement to any holder or former holder of Company Ordinary Shares (other than Excluded Ordinary Shares) or Company Options such amounts as Parent or Alkaloida reasonably determines is required to be deducted or withheld therefrom or in connection therewith under the Code, under the Israeli Income Tax Ordinance New Version, 1961, as amended (the “Ordinance”), or under any provision of U.S. state or local or non-U.S. tax law or under any other applicable Legal Requirement; provided, that, with respect to any withholding under Israeli Legal Requirements, the Paying Agent, Parent, Alkaloida, and the Surviving Company shall act in accordance with (i) the Israeli Tax Rulings, if obtained, or (ii) an approval or a certificate from the Israeli Tax Authority granting such holder or former holder of Company Ordinary Shares or Company Options a full or partial exemption from withholding or deducting at source any Israeli income tax that is applicable to the consideration payable pursuant to this Agreement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(e)           None of the Paying Agent, Parent, Alkaloida, or the Surviving Company shall be liable to any holder or former holder of Company Ordinary Shares or to any other Person with respect to any Merger Consideration delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement.

1.9            Further Action.  If, at any time after the Effective Time, any further action is determined by Parent, Alkaloida, or the Surviving Company to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Company with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Company, Parent, and Alkaloida shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

SECTION 2.       Representations and Warranties of the Company

Except as set forth in the SEC Reports or as set forth in the Company Disclosure Schedule (it being understood that the Company Disclosure Schedule shall be deemed disclosure with respect to the specific Section to which the information stated in such disclosure relates and such other Sections to the extent a matter is disclosed in such a way as to make its relevance to the information called for by such other Section reasonably apparent), the Company represents and warrants to Parent, Alkaloida, and Merger Sub as follows:

2.1            Due Organization; Qualification to do Business.

(a)           Except as set forth in Part 2.1(a) of the Company Disclosure Schedule, each of the Acquired Corporations is a corporation duly organized and validly existing and, in jurisdictions that recognize the concept, is in good standing under the laws of the jurisdiction of its incorporation and has all necessary power and authority to: (i) conduct its business in the manner in which its business is currently being conducted; and (ii) own, lease, operate and use its properties and assets in the manner in which its properties and assets are currently owned, leased, operated and used, except, in the case of each of clauses “(i)” and “(ii)” of this sentence, as would not have and would not reasonably be expected to have or result in a Company Material Adverse Effect.

(b)           Each of the Acquired Corporations (in jurisdictions that recognize the following concepts) is qualified or licensed to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the character of the properties and assets owned, leased or operated by it or where the nature of its business requires such qualification, except where the failure to be so qualified or in good standing would not have and would not reasonably be expected to have or result in a Company Material Adverse Effect.

2.2            Organizational Documents. The Company’s Articles of Association and Memorandum of Association are in full force and effect.  Except as set forth in Part 2.2 of the Company Disclosure Schedule, neither the Company nor any of the Company’s Subsidiaries is in violation of any of the provisions of its Articles of Association, Memorandum of Association or equivalent organizational documents.

2.3            Capitalization; Rights to Acquire Stock.

(a)           As of the date of this Agreement, the authorized share capital of the Company consists of: (i) 200,000,000 Company Ordinary Shares, of which, as of August 10, 2012, 44,999,812 Company Ordinary Shares are issued and outstanding, which includes 323,475 treasury shares; and (ii) 2,600 Company Founder Shares, all of which are issued and outstanding.  As of August 10, 2012, 122,250 Company Ordinary Shares were subject to issuance pursuant to Company Options granted and outstanding under the Company Option Plans.

(b)           All of the issued and outstanding share capital of the Company has been duly authorized and validly issued and is fully paid and nonassessable.  None of the outstanding share capital of the Company is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. None of the outstanding share capital of the Company is subject to any right of first refusal in favor of any of the Acquired Corporations. Except as set forth in Part 2.3(b) of the Company Disclosure Schedule, there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any share capital of the Company.  None of the Acquired Corporations is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding share capital or other securities of the Company.

2.4           Authority; Binding Nature of Agreement.  The Company has the corporate right, power and authority to enter into, to deliver and to perform its obligations under this Agreement and to consummate the Merger and the other Contemplated Transactions.  The Board of Directors (at a meeting duly called and held), upon the recommendation of the Special Committee and the Audit Committee, has: (a) determined that the Merger is fair to, and in the best interests of, the Company and its shareholders; (b) determined that considering the financial position of the Company and Merger Sub no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors; (c) authorized and approved the execution, delivery and performance of this Agreement by the Company and approved this Agreement, the Merger and the other Contemplated Transactions; (d) authorized and approved the execution and delivery of the Merger Proposal; and (e) recommended the approval of this Agreement, the Merger and the other Contemplated Transactions by the holders of Company Ordinary Shares and directed that this Agreement, the Merger and the other Contemplated Transactions be submitted for consideration by the Company’s shareholders at the Company Shareholders’ Meetings (as defined in Section 4.2(b)) (the “Company Board Recommendation”).  Except for the Required Company Shareholder Vote, no other corporate proceedings on the part of the Company are necessary to authorize or permit the performance of its obligations under this Agreement and the consummation of the Merger and the other Contemplated Transactions.  This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by Parent, Alkaloida, and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

2.5           Vote Required.  The: (a) affirmative vote of the holders of at least 75% of the voting power of the Company present (in person or by proxy) and voting on such resolution at a meeting of such shareholders convened to approve the Merger, including at least a majority of the voting power held by holders other than (A) Parent, Alkaloida, Merger Sub and their Affiliates or (B) any other holders having a personal interest in the Merger, present (in person or by proxy) and voting thereon (collectively, the “Interested Shareholders”) (unless the total voting power of the Company held by holders other than the Interested Shareholders and voting against the Merger does not exceed 2% of the total voting power of the Company); (b) affirmative vote of the holders of at least 75% of the Company Ordinary Shares present (in person or by proxy) and voting on such resolution at a meeting of such shareholders convened to approve the Merger; and (c) affirmative vote of the holders of at least 75% of the Company Founder Shares present (in person or by proxy) and voting on such resolution at a meeting of such shareholders convened to approve the Merger; are the only votes of the holders of any securities of the Company necessary to approve the Merger (collectively, the “Required Company Shareholder Vote”).  The quorum required for the Company Shareholders’ Meetings is three or more shareholders who hold at least one-third of the total number of votes in the Company.

2.6            Non-Contravention.  Assuming compliance with (and receipt of all required approvals under) the applicable provisions of the Companies Law and except as set forth in Part 2.6 of the Company Disclosure Schedule, neither (1) the execution or delivery of this Agreement by the Company, nor (2) the consummation of the Merger or any of the other Contemplated Transactions, will or would reasonably be expected to, directly or indirectly (with or without notice or lapse of time):

(a)           conflict with or result in a violation of: (i) any of the provisions of the Articles of Association or Memorandum of Association of the Company or the charter or other organizational documents of any of the other Acquired Corporations; or (ii) any Legal Requirement; or

(b)           result in a breach of, or result in a default under, any material Company Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any material Company Contract; (ii) accelerate the maturity or performance of any material Company Contract; or (iii) cancel, terminate or modify any right, benefit, obligation or other term of any material Company Contract, except in the case of clauses “(a)(ii)” and “(b)” of this sentence, as would not have and would not reasonably be expected to have or result in a Company Material Adverse Effect.

2.7            Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the joint Rule 13e-3 Transaction Statement to be filed with the SEC in respect of the Merger (the “Schedule 13E-3”) (insofar as it relates to the Company and the Company’s Subsidiaries) will, at the time such document is filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or given to the Company’s shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) the Proxy Statement (insofar as it relates to the Company and the Company’s Subsidiaries) will, at the date it (or any amendment or supplement thereto) is first published, sent or given to shareholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Schedule 13E-3 and the Proxy Statement will comply in all material respects with the Securities Laws, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent, Alkaloida, or Merger Sub for inclusion or incorporation by reference therein.

2.8            Fairness Opinion.  The Special Committee has received the opinion of Citigroup Global Markets Inc., financial advisor to the Special Committee, dated August 12, 2012, that, as of the date of its opinion, the Merger Consideration is fair, from a financial point of view, to the holders of Company Ordinary Shares (other than Parent and its affiliates).

2.9            Financial Advisor.  Except for Citigroup Global Markets Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by any of the Acquired Corporations.  The Company has furnished to Parent and Alkaloida an accurate and complete copy of the engagement letter with Citigroup Global Markets Inc. related to the services provided to the Special Committee in connection with the Contemplated Transactions.

SECTION 3.       Representations and Warranties of Parent, Alkaloida and Merger Sub

Each of Parent, Alkaloida and Merger Sub, jointly and severally, represents and warrants to the Company as follows:

3.1            Due Organization; Etc. Parent is a corporation duly incorporated, validly existing and in good standing under the laws of India.  Alkaloida is a corporation duly incorporated, validly existing and in good standing under the laws of Hungary.  Merger Sub is a company duly incorporated and validly existing under the laws of the State of Israel.  Immediately prior to the Effective Time, Parent will own, directly or indirectly, of record and beneficially all outstanding shares of Merger Sub.  Merger Sub was formed solely for the purpose of engaging in the acquisition of the Company, has engaged in no other business activities other than those relating to the acquisition of the Company and is, and at the Effective Time will be, debt-free.

3.2            Authority; Noncontravention.

(a)           Each of Parent, Alkaloida, and Merger Sub has the corporate right, power and authority to enter into and to perform its respective obligations under this Agreement.  The execution, delivery and performance by Parent, Alkaloida, and Merger Sub of this Agreement have been duly authorized by all necessary action on the part of Parent, Alkaloida, and Merger Sub and their respective boards of directors.  The board of directors of Merger Sub has: (i) determined that the Merger is fair to, and in the best interests of, Merger Sub and its shareholders, and that, considering the financial position of the Company and Merger Sub, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of Merger Sub to its creditors; (ii) authorized and approved the execution and delivery of the Merger Proposal; and (iii) recommended that Alkaloida, as the sole shareholder of Merger Sub, approve this Agreement, the Merger and the other Contemplated Transactions.

(b)           Except: (i) disclosure required under applicable Legal Requirements; (ii) as may be required by the Companies Law; and (iii) as would not have a material adverse effect on the ability of Parent or Alkaloida to consummate the Merger, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Body is required by or with respect to Parent, Alkaloida, or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the Contemplated Transactions.

3.3            Binding Nature of Agreement.  This Agreement has been duly and validly executed and delivered by each of Parent, Alkaloida, and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by the Company, constitutes the legal, valid and binding obligation of each of Parent, Alkaloida, and Merger Sub, enforceable against them in accordance with its terms, subject to: (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.4            No Vote Required.  No vote of the holders of common stock of Parent or Alkaloida is required to authorize the Merger.

3.5            Financing.  As of the date of this Agreement and as of the Closing Date, Parent and Alkaloida have and will have sufficient cash, available lines of credit or other sources of readily available funds to enable them to satisfy the obligations of Parent, Alkaloida and Merger Sub under this Agreement, including the obligation to pay all amounts required to be paid as Merger Consideration in the Merger.

3.6            Disclosure.  None of the information with respect to Parent, Alkaloida and Merger Sub supplied or to be supplied by or on behalf of Parent, Alkaloida, or

Merger Sub to the Company specifically for inclusion or incorporation by reference in the Proxy Statement or Schedule 13E-3 will, in the case of the Proxy Statement, at the time the Proxy Statement (or any amendment thereof or supplement thereto) is mailed to the shareholders of the Company or at the time of the Company Shareholders’ Meetings (or any adjournment or postponement thereof) and, in the case of the Schedule 13E-3, at the time such document is filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or given to the Company’s shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein with respect to the information provided by Parent, Alkaloida, or Merger Sub, in the light of the circumstances under which they are made, not misleading.  Notwithstanding the foregoing, Parent, Alkaloida and Merger Sub make no representation or warranty with respect to any information supplied by the Company or any of its Representatives that is contained or incorporated by reference in the Proxy Statement or the Schedule 13E-3.

SECTION 4.       Covenants of the Parties

4.1          Proxy Statement; Schedule 13E-3.

(a)           As promptly as practicable after the date of this Agreement, the Company shall prepare the Proxy Statement which shall be in form and substance reasonably satisfactory to Parent and Alkaloida.  The Company shall: (i) cause the Proxy Statement to comply with Legal Requirements applicable to it; (ii) provide Parent and Alkaloida with a reasonable opportunity to review and comment on drafts of the Proxy Statement; and (iii) subject to the reasonable approval of the Special Committee of the content of the Proxy Statement, cause the Proxy Statement to be mailed to the Company’s shareholders as promptly as practicable (provided that, if applicable, such date shall follow the date on which the SEC or its staff advises that it has no further comments on the Schedule 13E-3).

(b)           As promptly as practicable after the date of this Agreement, if applicable, the parties shall jointly prepare the Schedule 13E-3 relating to the Contemplated Transactions and the Company shall, subject to the reasonable approval of the Special Committee of the content of the Schedule 13E-3, then promptly cause the Schedule 13E-3 to be filed with the SEC.  The Company shall as soon as practicable notify Parent and Alkaloida of the receipt of any comments from the SEC with respect to the Schedule 13E-3 and any request by the SEC for any amendment to the Schedule 13E-3 or for additional information, and will supply Parent and Alkaloida with copies of all correspondence between the Company and any of its Representatives, on the one hand, and the SEC or members of its staff, on the other hand, with respect to the Schedule 13E-3 or the Contemplated Transactions.  Each of the parties shall use its commercially reasonable efforts to resolve all SEC comments with respect to the Schedule 13E-3 as promptly as practicable after receipt thereof.

(c)           If any event relating to any of the Acquired Corporations occurs, or if the Company becomes aware of any information that should be disclosed in an amendment or supplement to the Proxy Statement or the Schedule 13E-3 (if applicable), then the Company shall promptly inform Parent and Alkaloida of such event or information and shall, in accordance with the procedures set forth in Section 4.1(a), if appropriate, (i) cause such amendment or supplement to be mailed to the shareholders of the Company, and (ii) prepare and file with the SEC such amendment or supplement as soon thereafter as is reasonably practicable.  If Parent, Alkaloida or Merger Sub becomes aware of any information that should be disclosed in an amendment or supplement to the Proxy Statement or the Schedule 13E-3 (if applicable), then Parent, Alkaloida or Merger Sub shall promptly inform the Company of such information.

4.2          Merger Proposal; Company Shareholders’ Meetings.

(a)           Each of the Company, subject to the reasonable approval of the Special Committee of the content of the Merger Proposal, and Merger Sub shall cause a merger proposal (in the Hebrew language) in form reasonably agreed upon by the parties (the “Merger Proposal”) to be executed in accordance with Section 316 of the Companies Law, and each of the Company, subject to the reasonable approval of the Special Committee relating to the logistics and other mechanical considerations regarding the delivery of the Merger Proposal, and Merger Sub shall deliver the Merger Proposal to the Companies Registrar in accordance with Section 317(a) of the Companies Law.  Each of the Company and Merger Sub shall cause a copy of the Merger Proposal to be delivered to each of its secured creditors, if any, no later than three days after the date on which the Merger Proposal is delivered to the Companies Registrar, and shall promptly inform its non-secured creditors of the Merger Proposal and its contents in accordance with Section 318 of the Companies Law and the regulations promulgated thereunder.  Promptly after the Company and Merger Sub shall have complied with the preceding sentence, the Company and Merger Sub shall inform the Companies Registrar, in accordance with Section 317(b) of the Companies Law, that notice was given to their creditors under Section 318 of the Companies Law and the regulations promulgated thereunder.

(b)           The Company shall take all action necessary under all applicable Legal Requirements to call, give notice of and hold promptly:  (i) a meeting of the holders of Company Ordinary Shares and Company Founder Shares; (ii) a class meeting of the holders of the Company Ordinary Shares, and (iii) a class meeting of the holders of Company Founder Shares; to vote on the approval of this Agreement, the Merger and the other Contemplated Transactions (the “Company Shareholders’ Meetings”) (provided in each case that, if applicable, any such meeting date shall follow the date on which the SEC or its staff advises that it has no further comments on the Schedule 13E-3).  Subject to the notice requirements of the Companies Law and the Articles of Association of the Company, the Company Shareholders’ Meetings shall be held (on a date selected by the Company in consultation with Parent and Alkaloida) as promptly as practicable after the date of this Agreement.  The Company shall ensure that all proxies solicited in connection with the Company Shareholders’ Meetings are solicited in compliance with all applicable Legal Requirements.  Within three days after the approval of the Merger by the shareholders of the Company, if it has been approved, the Company shall deliver to the Companies Registrar its shareholder approval notice in accordance with Section 317(b) of the Companies Law informing the Companies Registrar that the Merger was approved by the shareholders of the Company at the Company Shareholders’ Meetings.  Parent, Alkaloida and their respective Affiliates shall vote or cause to be voted any and all Company Ordinary Shares and Company Founder Shares beneficially owned by Parent, Alkaloida or their respective Affiliates or with respect to which they have the power (by agreement, proxy or otherwise) to cause to be voted in favor of the approval and adoption of this Agreement and the Contemplated Transactions at the Company Shareholders’ Meetings (and at any adjournments or postponements thereof).  The Company and the Special Committee shall reasonably agree on the logistics and other mechanical considerations relating to the Company’s obligations to take all action necessary under all applicable Legal Requirements to call, give notice of and hold promptly the Company Shareholders’ Meetings in accordance with this Section 4.2(b).

(c)           Subject to Section 4.2(e), the Proxy Statement shall include a statement to the effect that the Board of Directors, upon recommendation of the Special Committee and the Audit Committee, recommends that the Company’s shareholders vote to approve this Agreement, the Merger and the other Contemplated Transactions at the Company Shareholders’ Meetings, and none of the Board of Directors, Special Committee, or the Audit Committee shall withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent, Alkaloida, or Merger Sub, the respective approvals or recommendations by the Board of Directors, Special Committee, or the Audit Committee of this Agreement, the Merger or any other Contemplated Transaction other than as permitted by Section 4.2(e).

(d)           Subject to Section 4.2(e), the Company shall (i) use its reasonable best efforts to solicit from holders of Company Ordinary Shares proxies in favor of the approval of the Merger and the other Contemplated Transactions and (ii) call, notice, convene and hold the Company Shareholders’ Meetings in compliance with all applicable Legal Requirements, including the Companies Law, the Company’s Memorandum and Articles of Association, and the rules of the New York Stock Exchange.  Notwithstanding clause “(i)” of the preceding sentence, in the event of a Change of Recommendation, the Company shall disclose the fact of such Change of Recommendation in any solicitation made by the Company to its shareholders.  The Company may adjourn or postpone the meetings of holders of Company Ordinary Shares (1) if and to the extent necessary to provide any necessary supplement or amendment to the Proxy Statement to the holders of Company Ordinary Shares in advance of a vote on this Agreement, the Merger and the other Contemplated Transactions; or (2) if, as of the time for which a meeting of holders of Company Ordinary Shares is originally scheduled (as set forth in the Proxy Statement), there are insufficient holders of Company Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the meetings. The Company and the Special Committee shall reasonably agree on the logistics and other mechanical considerations relating to the Company’s obligations relating to proxy solicitation and the Company’s obligation to call, notice, convene and hold the Company Shareholders’ Meetings, each in accordance with this Section 4.2(d).

(e)           Notwithstanding anything to the contrary contained in Sections 4.2(c) or (d), at any time prior to the approval of this Agreement by the Required Company Shareholder Vote, neither of the Company Board Recommendation nor the Special Committee Board Recommendation may be withdrawn or modified in a manner adverse to Parent, Alkaloida and/or Merger Sub unless the Board of Directors, upon recommendation of the Special Committee, or the Special Committee, respectively, determines, after taking into account the advice of its outside legal counsel(s) and financial advisor(s), that the failure to withdraw or so modify the Company Board Recommendation or the Special Committee Board Recommendation, respectively, would be inconsistent with the fiduciary obligations of the Board of Directors or the Special Committee, respectively, under applicable law (in either case, a “Change in Recommendation”); provided, however, that unless made later than the fifth business day preceding the Company Shareholders’ Meetings, no Change in Recommendation may be made until after at least five business days following the receipt by Parent and Alkaloida of notice from the Company advising that the Board of Directors or Special Committee, as applicable, intends to take such action and the basis therefor, including reasonably detailed information regarding the circumstances and details surrounding such action.  The Company shall notify Parent and Alkaloida promptly of: (A) any withdrawal of or modification to the Company Board Recommendation; and (B) the circumstances and details surrounding such withdrawal or modification.

4.3           Israeli Regulatory Matters.

(a)           Each party to this Agreement shall use its commercially reasonable efforts to deliver and file, as promptly as practicable after the date of this Agreement, each notice, report or other document required to be delivered by such party to or filed by such party with any Israeli Governmental Body with respect to the Merger.  Each of the Company, Parent, and Alkaloida shall cause their respective Israeli counsel and tax advisers to coordinate all activities and to cooperate with each other, including by providing each an opportunity to comment on all applications to Israeli Governmental Bodies, with respect to the preparation and filing of such notices or applications for approval and the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain such Consents.

(b)           As soon as reasonably practicable after the execution of this Agreement, the Company shall cause the Company’s Israeli counsel and accountants to prepare and file with the Israeli Income Tax Authority applications for rulings that, among other things, (A) exempt Parent, Alkaloida, the Paying Agent and the Surviving Company from any obligation to withhold Israeli tax at source from any consideration payable or otherwise deliverable pursuant to this Agreement as part of the Merger Consideration or clarifying that no such obligation exists; and/or (B) clearly instruct Parent, Alkaloida, the Paying Agent or the Surviving Company how such withholding at source is to be executed, and in particular, with respect to the classes or categories of holders or former holders of Company Ordinary Shares, or Company Options from which tax is to be withheld (if any), the rate or rates of withholding to be applied (the “Israeli Tax Rulings”). Each of the Company, Parent, and Alkaloida shall cause their respective Israeli counsel to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Israeli Tax Rulings.  Subject to the terms and conditions hereof, the Company shall use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under any applicable Legal Requirement to obtain the Israeli Tax Rulings as promptly as practicable.

(c)           Each party to this Agreement shall: (i) give the other parties prompt notice of the commencement of any Legal Proceeding by or before any Israeli Governmental Body with respect to the Merger; (ii) keep the other parties informed as to the status of any such Legal Proceeding; and (iii) promptly inform the other parties of any communication with the Investment Center, the Companies Registrar or any other Israeli Governmental Body regarding the Merger or any of the other Contemplated Transactions.  The parties to this Agreement shall consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any Israeli Legal Proceeding or Consent of any Israeli Governmental Body relating to the Merger.

4.4           Other Regulatory Approvals.  In addition to the obligations pursuant to Section 4.3, each party to this Agreement shall use commercially reasonable efforts to file, as promptly as reasonably practicable after the date of this Agreement, all notices, reports and other documents required to be filed by such party with any Governmental Body with respect to the Merger and the other Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Body.

4.5           Stock Options.  At the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, shall be cancelled and each holder of such an option shall receive a cash payment as promptly as practicable following the Effective Time in respect of each such option in an amount equal to the amount, if any, by which the Merger Consideration exceeds the exercise price of the Company Option, less all applicable tax withholding and other authorized deductions.  The Company shall take all necessary action to effectuate the foregoing, including, without limitation, providing all notices to participants and obtaining any required consent of the option holders.

4.6           Indemnification of Officers and Directors.

(a)           All rights to indemnification by any Acquired Corporation existing in favor of those Persons who are or were directors and/or officers of any Acquired Corporation as of or prior to the date of this Agreement (the “Indemnified Persons”) for their acts and omissions as directors and/or officers of any Acquired Corporation occurring prior to the Effective Time pursuant to those indemnification agreements listed at Part 4.6 of the Company Disclosure Schedule and the Articles of Association of the Acquired Corporations (the “Indemnification Documents”) shall survive the Merger and be observed by the Surviving Company to the fullest extent available under the Indemnification Documents and applicable law for a period of seven years from the date on which the Merger becomes effective, and Parent and Alkaloida shall cause the Surviving Company to so observe such rights (including, to the extent necessary, by providing funds to ensure such observance). Without limiting the foregoing, Parent, from and after the Effective Time until seven years from the Effective Time, shall cause, unless otherwise required by law, the Articles of Association and comparable organizational documents of the Surviving Company and each of the Company Subsidiaries to contain provisions no less favorable to the Indemnified Persons with respect to exculpation and limitation of liabilities of directors and officers, insurance and indemnification than are set forth as of the date of this Agreement in the Company Articles of Association and comparable organizational documents of the relevant Company Subsidiaries, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnified Persons with respect to exculpation and limitation of liabilities or insurance and indemnification.

(b)           From the Effective Time until the seventh anniversary of the date on which the Merger becomes effective, the Surviving Company shall use commercially reasonable efforts to maintain in effect, for the benefit of those Indemnified Persons who are currently insured under the directors’ and officers’ liability insurance maintained by the Company as of the date of this Agreement in the form delivered by the Company to Parent and Alkaloida prior to the date of this Agreement (the “Existing D&O Policy”) with respect to their acts and omissions as directors and officers of any Acquired Corporation occurring prior to the Effective Time, the Existing D&O Policy; provided, however, that the Surviving Company may substitute for the Existing D&O Policy a policy or policies of comparable coverage and in no event shall the Surviving Company be required to expend pursuant to this Section 4.6(b) more than an amount per year equal to 250% of current annual premiums paid by the Company for such insurance. The provisions of this Section 4.6(b) shall be deemed to have been satisfied if prepaid policies have been obtained prior to the Effective Time for purposes of this Section 4.6(b), which policies provide such directors and officers with coverage comparable to the coverage provided by the Existing D&O Policy for a period of seven years following the Effective Time from an insurer with substantially the same or better credit rating as that of the carrier that provides the Existing D&O Policy (and the Company may, in its discretion, obtain such a prepaid policy prior to the Effective Time).  If such prepaid policies have been obtained prior to the Effective Time, Parent and Alkaloida shall not cancel such policies and shall honor their obligations thereunder, if any.

(c)           The obligations under this Section 4.6 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Person without the consent of such affected Indemnified Person (it being expressly agreed that the Indemnified Persons (and their respective heirs or representatives) shall be third-party beneficiaries of this Section 4.6), and in the event that Parent or Alkaloida consolidates or merges with any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, then Parent or Alkaloida, as applicable, shall make proper provision so that the continuing or surviving corporation or entity shall assume the obligations set forth in this Section 4.6.   The Company shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Persons in enforcing the indemnity and other obligations provided in this Section 4.6.

4.7            Additional Agreements. Parent, Alkaloida, and the Company shall use commercially reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other Contemplated Transactions.  Without limiting the generality of the foregoing, each party to this Agreement: (i) shall make all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Merger and the other Contemplated Transactions; (ii) shall use commercially reasonable efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or material Company Contract, or otherwise) by such party in connection with the Merger or any of the other Contemplated Transactions; and (iii) shall use commercially reasonable efforts to lift any restraint, injunction or other legal bar to the Merger.

4.8            Disclosure.  Parent, Alkaloida, and the Company shall consult with each other before issuing any press release or otherwise making any public statement with respect to this Agreement, the Merger or the other Contemplated Transactions.  The Company shall consult with Parent and Alkaloida before any of the Acquired Corporations or any of their Representatives sends any emails or other documents or otherwise communicates to the Company Associates as a whole with respect to the Merger or any of the other Contemplated Transactions.

4.9            Directors; Approvals. Following the date of this Agreement and until the Effective Time, none of Parent, Alkaloida, Merger Sub or the Company shall take or cause to be taken any action to cause any change in the composition of the Special Committee. After the date hereof and prior to the Effective Time, in addition to any approvals of the Board of

Directors or the shareholders of the Company as may be required under applicable law, and without limiting the other requirements set forth herein, the approval of the Special Committee shall be required (a) for the Company to terminate this Agreement or amend this Agreement, (b) for the Company to exercise or waive any of the Company’s benefits, rights or remedies under this Agreement, or (c) for the Company to take any action that would prevent or materially delay the consummation of the Merger, and the Special Committee shall have sole authority to direct the Company to terminate the Agreement.

4.10            Approval of Sole Shareholder of Merger Sub; Notification to Registrar of Companies. Immediately following the approval of the Merger by the shareholders of the Company, Alkaloida, as the sole shareholder of Merger Sub, shall, and Parent shall cause Alkaloida to, approve the Merger as the sole shareholder of Merger Sub.  No later than three days after the approval of this Agreement, the Merger and the other Contemplated Transactions by Alkaloida, as the sole shareholder of Merger Sub, Merger Sub shall (in accordance with Section 317(b) of the Companies Law and the regulations thereunder) inform the Companies Registrar of such approval.

4.11            Notice of Certain Events; Communications with Governmental Bodies.

(a)           From and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement pursuant to Section 7.1, the Company shall give prompt written notice to Parent and Alkaloida, and Parent and Alkaloida shall give prompt written notice to the Company, of (i) any material notice or other material communication received by such party from any Governmental Body in connection with this Agreement, the Merger or the other Contemplated Transactions or from any Person alleging that the consent of such Person is or may be required in connection with this Agreement, the Merger or the other Contemplated Transactions; (ii) any material claims, actions, suits, proceedings or investigations commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries that relate to this Agreement, the Merger or the other Contemplated Transactions; and (iii) any fact, event or circumstance known to such party that would cause or constitute, or would reasonably be expected to cause or constitute, a breach in any material respect of any such party’s representations, warranties, covenants or agreements contained herein or would prevent, materially delay or impede, or would reasonably be expected to prevent, materially delay or impede, the consummation of the Merger or any other Contemplated Transaction; provided, however, that the delivery of any notice pursuant to this Section shall not limit or otherwise affect any remedies available to the party receiving such notice or prevent or cure any misrepresentations, breach of warranty or breach of covenant or failure to satisfy the conditions to the obligations of the parties under this Agreement.

(b)           Each party to this Agreement shall permit the other parties to review in advance any substantive communication proposed to be made by such party to any Governmental Body and provide the other parties with copies of all correspondence, filings or other communications between them or any of their Representatives, on the one hand, and any Governmental Body or members of its staff, on the other hand, and as necessary to address reasonable privilege or confidentiality concerns, or as necessary to comply with contractual arrangements, including any existing confidentiality or non-disclosure agreements.  The parties to this Agreement will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing.

4.12            Stock Exchange Delisting. Parent, Alkaloida, and the Company shall cooperate and use commercially reasonable efforts to cause the delisting of the Company Ordinary Shares from the New York Stock Exchange and the deregistration of such Company Ordinary Shares as promptly as practicable following the Effective Time in compliance with applicable Legal Regulation.

SECTION 5.         Conditions Precedent to Obligations of Parent, Alkaloida, and Merger Sub

The obligations of Parent, Alkaloida, and Merger Sub to cause the Merger to be effected and otherwise cause the Contemplated Transactions to be consummated are subject to the satisfaction or waiver (to the extent a waiver is permitted under applicable law), at or prior to the Closing, of each of the following conditions:

5.1           Accuracy of Representations.  (a)   Each of the representations and warranties of the Company set forth in Sections 2.3(a), 2.8 and 2.9  shall have been true and accurate in all material respects as of the date of this Agreement and shall be true and accurate in all material respects as of the Closing Date as if made on and as of the Closing Date (except for any such representations and warranties made as of a specific date, which shall have been true and accurate as of such date).

(b)           Each of the representations and warranties of the Company set forth in Sections 2.1, 2.2, 2.3(b), 2.4, 2.5, 2.6, and 2.7 shall have been true and accurate as of the date of this Agreement and shall be true and accurate as of the Closing Date as if made on and as of the Closing Date (except for any such representations and warranties made as of a specific date, which shall have been true and accurate as of such date) except where the failure of such representations and warranties to be so true and accurate (without regard to qualification or exceptions contained therein as to materiality or Company Material Adverse Effect) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

5.2            Performance of Covenants.  All of the covenants and obligations in this Agreement that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

5.3            Waiting Period.  Any waiting period applicable to the Merger under the Companies Law, including without limitation, at least 30 days after the approval of the Merger by the shareholders of the Company and Merger Sub, shall have expired, elapsed or terminated.

5.4            Shareholder Approval.  This Agreement, the Merger and the other Contemplated Transactions shall have been duly approved by the Required Company Shareholder Vote.

5.5            Certificate.  Parent and Alkaloida shall have received a certificate executed by an executive officer of the Company confirming that the conditions set forth in Sections 5.1 and 5.2 have been duly satisfied.

5.6            No Restraints.  No temporary restraining order, preliminary or permanent injunction or other Order against Parent, Alkaloida or Merger Sub preventing the consummation of the Merger by Parent, Alkaloida or Merger Sub under U.S. or Israeli law shall have been issued by any U.S. or Israeli court of competent jurisdiction and remain in effect, and there shall not be any U.S. or Israeli Legal Requirement enacted or deemed applicable to the Merger that makes the consummation of the Merger by Parent, Alkaloida or Merger Sub illegal under U.S. or Israeli law.

5.7            Certificate of Merger. The Company and Merger Sub shall have received the Certificate of Merger from the Companies Registrar.

SECTION 6.       Conditions Precedent to Obligation of the Company

The obligation of the Company to effect the Merger and otherwise consummate the Contemplated Transactions is subject to the satisfaction or waiver (to the extent a waiver is permitted under applicable law), at or prior to the Closing, of the following conditions:

6.1            Accuracy of Representations.  The representations and warranties of Parent, Alkaloida, and Merger Sub set forth in Section 3 shall have been true and accurate as of the date of this Agreement and shall be true and accurate as of the Closing Date as if made on and as of the Closing Date (except for any such representations and warranties made as of a specific date, which shall have been true and accurate in all material respects as of such date) except where the failure of such representations and warranties to be so true and accurate (without regard to qualification or exceptions contained therein as to materiality or material adverse effect) would not, individually or in the aggregate, be reasonably expected to have a material adverse effect on the ability of Parent, Alkaloida or Merger Sub to consummate the Contemplated Transactions.

6.2            Performance of Covenants.  All of the covenants and obligations in this Agreement that Parent, Alkaloida, and Merger Sub are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

6.3            Shareholder Approval and Waiting Period.  This Agreement, the Merger and the other Contemplated Transactions shall have been duly approved by the Required Company Shareholder Vote, and any waiting period applicable to the Merger under the Companies Law, including without limitation, at least 30 days after the approval of the Merger by the shareholders of the Company and Merger Sub, shall have expired, elapsed or terminated.

6.4            Certificate.  The Company shall have received a certificate executed by an executive officer of each of Parent and Alkaloida confirming that the conditions set forth in Sections 6.1 and 6.2 have been duly satisfied.

6.5            No Restraints.  No temporary restraining order, preliminary or permanent injunction or other Order against the Company preventing the consummation of the Merger by the Company under U.S. or Israeli law shall have been issued by any U.S. or Israeli court of competent jurisdiction and remain in effect, and there shall not be any U.S. or Israeli Legal Requirement enacted or deemed applicable to the Merger that makes the consummation of the Merger by the Company illegal under U.S. or Israeli law.

6.6            Certificate of Merger. The Company and Merger Sub shall have received the Certificate of Merger from the Companies Registrar.

SECTION 7.       Termination

7.1            Termination.  This Agreement may be terminated prior to the Effective Time (whether before or after approval of the Merger by the Required Company Shareholder Vote):

(a)             by mutual written consent of Parent, Alkaloida, and the Company (acting at the direction of the Special Committee);

(b)             by either Parent and Alkaloida, on the one hand, or the Company, on the other hand (acting at the direction of the Special Committee), if the Merger shall not have been consummated by May 12, 2013 (the “Outside Date”); provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 7.1(b) if the failure to consummate the Merger by such date is a result of a failure on the part of such party to perform any covenant or obligation in this Agreement required to be performed by such party at or prior to the Effective Time;

(c)             by either Parent and Alkaloida, on the one hand, or the Company, on the other hand (acting at the direction of the Special Committee), if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable Order or shall have taken any other final and nonappealable action, having the effect of permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger;

(d)             by either Parent and Alkaloida, on the one hand, or the Company, on the other hand (acting at the direction of the Special Committee), if: (i) the Company Shareholders’ Meetings (including any adjournments and postponements thereof) shall have been held and completed and the Company’s shareholders shall have taken a final vote on a proposal to approve this Agreement, the Merger and the other Contemplated Transactions; and (ii) this Agreement, the Merger and the other Contemplated Transactions shall not have been approved at the Company Shareholders’ Meetings (and shall not have been approved at any adjournment or postponement thereof) by the Required Company Shareholder Vote;

(e)             by Parent and Alkaloida, if, at any time prior to the approval of this Agreement by the Required Company Shareholder Vote, the Special Committee shall have made a Change in Recommendation;

(f)             by Parent and Alkaloida, if: (i) any of the representations and warranties provided by the Company in Section 2 shall have been inaccurate as of the date of this Agreement or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in Section 5.1 would not be satisfied; or (ii) any of the Company’s covenants or obligations contained in this Agreement shall have been breached such that the condition set forth in Section 5.2 would not be satisfied; provided, however, that if an inaccuracy in any of the representations and warranties or a breach of a covenant or obligation by the Company is curable by the Company, then Parent and Alkaloida may not terminate this Agreement under this Section 7.1(f) on account of such inaccuracy or breach unless such inaccuracy or breach shall remain uncured for a period of 30 days commencing on the date the Company receives notice of such inaccuracy or breach from Parent or Alkaloida;

(g)             by the Company (acting at the direction of the Special Committee) if: (i) any of the representations and warranties of Parent or Alkaloida shall be inaccurate as of the date of this Agreement or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date) such that the condition set forth in Section 6.1 would not be satisfied; or (ii) any of the covenants or obligations of Parent or Alkaloida contained in this Agreement shall have been breached such that the condition set forth in Section 6.2 would not be satisfied; provided, however, that if an inaccuracy in any of the representations and warranties of Parent or Alkaloida or a breach of a covenant or obligation by Parent or Alkaloida is curable by Parent or Alkaloida (as applicable), then the Company may not terminate this Agreement under this Section 7.1(g) on account of such inaccuracy or breach unless such inaccuracy or breach shall remain uncured for a period of 30 days commencing on the date Parent or Alkaloida (as applicable) receives notice of such inaccuracy or breach from Company; or

(h)             by the Company (acting at the direction of the Special Committee), if, at any time prior to the approval of this Agreement by the Required Company Shareholder Vote, the Board of Directors or the Special Committee shall have made a Change in Recommendation.

7.2            Effect of Termination.  In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect; provided, however, that this Section 7.2, Section 7.3 and Section 8 shall survive the termination of this Agreement and shall remain in full force and effect; provided that nothing herein shall relieve or release any party from liability or damages for fraud or any willful or intentional breach of any of its representations, warranties, covenants or agreements set forth in this Agreement.

7.3           Expenses. All fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that the Company shall pay all expenses relating to printing, filing and mailing the Schedule 13E-3 (if applicable) and the Proxy Statement and all SEC and other regulatory filing fees incurred in connection with the Schedule 13E-3 (if applicable) and the Proxy Statement.

SECTION 8.       Miscellaneous Provisions

8.1            Amendment.  This Agreement may be amended with the approval of the respective boards of directors of the Company (with the prior approval of the Special Committee), Parent, Alkaloida, and Merger Sub at any time (whether before or after the approval of this Agreement by the shareholders of the Company); provided, however, that after approval of this Agreement by the Company’s shareholders, no amendment shall be made which by law requires further approval of the shareholders of the Company without the further approval of such shareholders.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.2           Extension; Waiver.

(a)           Subject to Sections 8.2(b) and 8.2(c), at any time prior to the Effective Time, any party hereto may, subject to applicable law and in the case of the Company, with the prior approval of the Special Committee: (i) extend the time for the performance of any of the obligations or other acts of the other parties to this Agreement; (ii) waive any inaccuracy in or breach of any representation, warranty, covenant or obligation of the other party in this Agreement or in any document delivered pursuant to this Agreement; and (iii) waive compliance with any covenant, obligation or condition for the benefit of such party contained in this Agreement.

(b)           No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(c)           No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

8.3            No Survival of Representations and Warranties.  None of the representations and warranties contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive after the Effective Time.

8.4            Entire Agreement; Counterparts; Exchanges by Facsimile or Electronic Delivery.  This Agreement, the other agreements and exhibits referred to herein and the Company Disclosure Schedule constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in .pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

8.5            Applicable Law; Jurisdiction.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Israel, disregarding the provisions concerning internal conflict of laws. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any court sitting in any New York state or federal court sitting in The City of New York in the United States of America.

8.6            Specific Performance.  The parties hereto agree that (a) irreparable harm would occur in the event any of the provisions of this Agreement were not to be performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy or remedies to which such party is entitled at law or in equity and (b) the Special Committee shall be permitted, on behalf of the Company, to seek to enforce the obligations of Parent, Alkaloida and Merger Sub under this Agreement.

8.7            Attorneys’ Fees.  In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

8.8            Assignability; No Third-Party Rights.  This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns (except as expressly provided in Section 4.6(c)); provided, however, that (a) the rights and obligations of each of Parent, Alkaloida, and Merger Sub under this Agreement may be assigned or delegated by Parent, Alkaloida, or Merger Sub, as the case may be, to any Affiliate of Parent without the consent of the Company or of any other Person, provided that such assignment shall not materially adversely affect the rights and interests of the holders of Company Ordinary Shares, and in the event of any such assignment and/or delegation, all references in this Agreement to Parent, Alkaloida or Merger Sub, as the case may be, shall be deemed to instead refer to such Affiliate; and (b) other than as permitted by Section 8.8(a), neither this Agreement nor any party’s rights or obligations hereunder may be assigned or delegated by such party without the prior written consent of the other parties, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by any party without the prior written consent of the other parties shall be void and of no effect. Except as specifically provided in Section 4.6, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

8.9            Notices.  All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered mail return receipt requested, upon receipt; (b) if sent designated for overnight delivery by an internationally recognized overnight air courier (such as DHL or Federal Express), three business days after delivery to such courier; (c) if sent by facsimile transmission before 5:00 p.m. in New York, when transmitted and receipt is confirmed; (d) if sent by email (with electronic confirmation of receipt) upon electronic confirmation of receipt or (if received on a non-business day) on the first business day following electronic confirmation of receipt; and (e) if otherwise actually personally delivered, when delivered, provided that such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any party shall provide by like notice to the other parties to this Agreement:

if to Parent:

Sun Pharmaceutical Industries Ltd.
17/B, Mahal Industrial Estate,
Mahakali Caves Road,
Andheri (East), Mumbai 400 093 India
Attn: Ashok Bhuta
Facsimile: (91-22) 6645 5685
Email: ashok.bhuta@sunpharma.com

with a copy (which shall not constitute notice) to:

Shearman & Sterling LLP
599 Lexington Avenue
New York, N.Y.  10022
Attn: Peter D. Lyons
Facsimile: (646) 848-7666
Email: plyons@shearman.com

and an additional copy (which shall not constitute notice) to:

Meitar Liquornik Geva & Leshem Brandwein
16 Abba Hillel Silver Rd.
Ramat Gan 52506
Israel
Attn: Clifford M.J. Felig
Facsimile: +972-(3)-610-5587
Email: cfelig@meitar.com

if to Alkaloida or Merger Sub:

c/o Alkaloida Chemical Company Exclusive Group Ltd.
Kabay János u. 29, H-4440 Tiszavasvári, Hungary
Attn: Harin Mehta
Facsimile: +36 (42) 521 001, Ext. 1005
Email: harin.mehta@alkaloida.com

with a copy (which shall not constitute notice) to:

Shearman & Sterling LLP
599 Lexington Avenue
New York, N.Y.  10022
Attn: Peter D. Lyons
Facsimile: (646) 848-7666
Email: plyons@shearman.com

and an additional copy (which shall not constitute notice) to:

Meitar Liquornik Geva & Leshem Brandwein
16 Abba Hillel Silver Rd.
Ramat Gan 52506
Israel
Attn: Clifford M.J. Felig
Facsimile: +972-(3)-610-5587
Email: cfelig@meitar.com

if to the Company:

c/o Taro Pharmaceuticals U.S.A., Inc.
3 Skyline Drive
Hawthorne, NY 10532
Attention:  Stephen Manzano
Facsimile: (914) 345-9285
Email: stephen.manzano@taro.com

with a copy (which shall not constitute notice) to the Special Committee as set forth below.

if to the Special Committee:

c/o Professor Dov Pekelman
Atera Networks Ltd.
34 Harbarzel Street
Tel Aviv 69710, Israel
Facsimile: +972 (0) 3 644-3403
Email: dov@atera.com

with a copy (which shall not constitute notice) to:

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
Attention:	Steven A. Seidman
Laura L. Delanoy
Facsimile:	(212) 728-9763
(212) 728-9662
Email:	sseidman@willkie.com
ldelanoy@willkie.com

and an additional copy (which shall not constitute notice) to:

Goldfarb Seligman & Co.
Electra Tower
98 Yigal Alon Street
Tel Aviv 67891, Israel
Attention:	Adam M. Klein
Noa Rosenberg-Segalovitz
Facsimile:	+972 (0) 3 5212212
+972 (0) 3 6089834
Email:	adam.klein@goldfarb.com
noa.rosenberg@goldfarb.com

8.10            Cooperation.  The Company agrees to reasonably cooperate with Parent and Alkaloida and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by Parent or Alkaloida to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

8.11            Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.  If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified.  In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

8.12           Construction.

(a)           For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b)           The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c)           As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)           Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits or Schedules to this Agreement.

(e)           The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(f)           All references to “$” or “dollars” in this Agreement shall mean U.S. dollars. All references to “NIS” in this Agreement shall mean New Israeli Shekels. All references to “business days” shall mean days on which banks are open for business in New York and in the State of Israel.

[Remainder of page intentionally left blank]

In Witness Whereof, the parties have caused this Agreement to be executed as of the date first above written.

Taro Pharmaceutical Industries Ltd.

By:	/s/ James H. Kedrowski
Name:	James H. Kedrowski
Title:	Interim Chief Executive Officer

Sun Pharmaceutical Industries Ltd.

By:	/s/ Sudhir V. Valia
Name:	Sudhir V. Valia
Title:	Director

Alkaloida Chemical Company Exclusive Group Ltd.

By:	/s/ Harin Mehta
Name:	Harin Mehta
Title:	Director

Aditya Acquisition Company Ltd.

By:	/s/ Sudhir V. Valia
Name:	Sudhir V. Valia
Title:	Director

[Signature Page to Agreement of Merger]

Exhibit A

Certain Definitions

For purposes of the Agreement (including this Exhibit A):

Acquired Corporations.  “Acquired Corporations” shall mean: (a) the Company; (b) each of the Company’s Subsidiaries; and (c) any other Entity that has been merged with or into, or that is a predecessor to, any of the Entities identified in clauses “(a)” or “(b)” above.

Affiliate.  “Affiliate” of any Person shall mean another Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common control with, such first Person.

Agreement.  “Agreement” shall mean the Agreement of Merger to which this Exhibit A is attached, as it may be amended from time to time.

Code. “Code” shall mean the United States Internal Revenue Code of 1986, as amended.

Companies Law. “Companies Law” shall mean the Israeli Companies Law 5759-1999, as amended, and all rules and regulations promulgated thereunder.

Company Associate.  “Company Associate” shall mean any current officer or other employee, or current independent contractor, consultant or director, of or to any of the Acquired Corporations.

Company Contract.  “Company Contract” shall mean any Contract: (a) to which any of the Acquired Corporations is a party; (b) by which any of the Acquired Corporations or any property or asset of any of the Acquired Corporations is or may become bound or under which any of the Acquired Corporations has, or may become subject to, any obligation; or (c) under which any of the Acquired Corporations has or may acquire any right or interest.

Company Disclosure Schedule.  “Company Disclosure Schedule” shall mean the Company Disclosure Schedule that has been prepared by the Company in accordance with Section 2 of the Agreement and that has been delivered by the Company to Parent and Alkaloida on the date of the Agreement.

Company Founder Shares.  “Company Founder Shares” shall mean the founder shares, nominal value NIS 0.00001 per share, of the Company.

Company Material Adverse Effect.  “Company Material Adverse Effect” shall mean any effect, change, event or circumstance (each, an “Effect”) that, considered together with all other Effects, has a material adverse effect on: (a) the business, assets, liabilities, condition (financial or otherwise), operations or results of operations of the Acquired Corporations taken as a whole; or (b) the ability of the Company to consummate the Merger or any of the other Contemplated Transactions or to perform any of its covenants or obligations under the Agreement; provided, however, that none of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred:  (i) changes in the economy or financial markets (including credit markets) in general, (ii) changes in the economic, business, financial or regulatory environment generally affecting any of the industries in which the Company and its Subsidiaries operate, (iii) changes in law or applicable accounting regulations or principles or interpretations thereof, (iv) changes that arise out of the existence or announcement of this Agreement or out of actions required by this Agreement or the Contemplated Transactions, (v) acts of war, armed hostilities or terrorism or any escalation or worsening of any acts of war, armed hostilities or terrorism (other than such acts of war, armed hostilities or terrorism, or escalation or worsening thereof, that cause any damage or destruction to, or render physically unusable, any facility or property of the Company or any of its Subsidiaries or otherwise disrupt in any material manner the business or operations of the Company or any of its material Subsidiaries), and (vi) any litigation arising from allegations of a breach of fiduciary duty or other violation of applicable law relating to this Agreement, the Merger or the other Contemplated Transactions, or the approval thereof; provided, however, that with respect to clauses (i), (ii) and (iii), solely to the extent that the impact of such change or effect is not disproportionately adverse in any material respects to the Company and the Company’s Subsidiaries taken as a whole compared to other companies in the same industry.

Company Option Plans. “Company Option Plans” shall mean: (a) the Company’s 1991 Stock Incentive Plan; and (b) the Company’s 1999 Stock Incentive Plan.

Company Options. “Company Options” shall mean options to purchase Company Ordinary Shares from the Company (whether granted by the Company pursuant to the Company Option Plans, assumed by the Company or otherwise).

Company Ordinary Shares.  “Company Ordinary Shares” shall mean the ordinary shares, nominal value NIS 0.0001 per share, of the Company.

Consent.  “Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

Contemplated Transactions. “Contemplated Transactions” shall mean the Merger and the other transactions contemplated by this Agreement.

Contract.  “Contract” shall mean any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, note, indenture, bond, loan, conditional sale contract, mortgage, franchise, option, warranty, purchase or sale order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

Control.  “Control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee, or executor, or otherwise.

Entity.  “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

Exchange Act.  “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

Governmental Authorization.  “Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

Governmental Body.  “Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) U.S. federal, state, local or municipal, non-U.S. or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal); or (d) self-regulatory organization (including the New York Stock Exchange).

Legal Proceeding.  “Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

Legal Requirement.  “Legal Requirement” shall mean any U.S. federal, state, local or municipal, non-U.S. or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, order, award, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the New York Stock Exchange).

Order. “Order” shall mean any order, writ, injunction, judgment or decree.

Person.  “Person” shall mean any individual, Entity or Governmental Body.

Proxy Statement.  “Proxy Statement” shall mean the proxy statement to be sent to the Company’s shareholders in connection with the Company Shareholders’ Meetings.

Representatives.  “Representatives” shall mean directors, officers, other employees, agents, attorneys, accountants, advisors and other representatives.

SEC.  “SEC” shall mean the United States Securities and Exchange Commission.

SEC Reports.  “SEC Reports” shall mean the forms, reports, statements, schedules and other materials filed by the Company with the SEC pursuant to the Exchange Act or other Legal Requirements during the period beginning on January 1, 2012 and ending on the day prior to the date hereof.

Securities Laws.  “Securities Laws” shall mean, as applicable, (i) in the case of the Schedule 13E-3, any applicable requirements of the applicable U.S. federal securities laws, including the rules and regulations of the SEC thereunder, and (ii) in the case of the Proxy Statement, any applicable requirements of the applicable Israeli securities laws, including the rules and regulations of the Israel Securities Authority thereunder.

Subsidiary.  An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record: (a) an amount of voting securities of or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body; or (b) at least 50% of the outstanding equity, voting or financial interests in such Entity.